

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Gabi Seligsohn
Chief Executive Officer
Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel

> **Re:** **Kornit Digital Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 18, 2015**
> **File No. 333-202291**

Dear Mr. Seligsohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2015 letter.

Exhibit 1.1

1.   It is unclear whether the bracketed terms in the schedules to this exhibit indicate that you have omitted information from the schedule or that the schedule contains no information. Please revise as appropriate to indicate clearly that you have filed the complete agreement.

Exhibit 5.1

2.   We note the reference in the second paragraph of this exhibit to the amended articles of association that will be in effect "prior to the effectiveness" of this registration statement. Please confirm that, before this registration statement is effective, you will file a revised

opinion that does not contain the condition regarding those amended articles currently in the fourth paragraph of this exhibit.

3. Please tell us whether your "representatives" mentioned in the third paragraph of this exhibit are your employees. If not, please tell us why you believe it is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5) to rely on certificates and other documents from those representatives. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Colin J. Diamond, Esq.
White & Case LLP